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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
April 30, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Growth Series File Nos: 811-02699 and 002-57526
Dear Mr. Di Stefano:
     On behalf of AIM Growth Series (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 24, 2010, with regard to Post-Effective Amendment No. 83 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 30, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments — Prospectuses
1. Comment: Delete the footnote following the Expense Example regarding the conversion of Class B shares.
     Response: The requested change has been made.
2. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Funds’ prospectuses state: “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?

     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
3. Comment: Track Item 4(b)(2)(i) of Form N-1A more closely.
     Response: We respectfully submit that the existing language in the section, “Performance Information” tracks Item 4(b)(2)(i), but the language has been moved to the beginning of the section.
4. Comment: Remove from “The Fund’s performance reflects payment of sales loads...” to the end of the paragraph preceding the “Average Annual Total Returns” table.
     Response: The requested changes have been made; however, we retained the sentence, “The benchmarks may not reflect payment of fees, expenses or taxes. We determined that some benchmarks such as the MSCI indexes do, in fact, deduct for foreign taxes. Further, a Fund may be compared to multiple indexes some of which may deduct for taxes and some that may not.
5. Comment: Delete the phrase “Return Before Taxes” in the “Average Annual Total Returns” table as it is not required by Form N-1A.
     Response: The requested change has been made.
6. Comment: Delete the inception date column from the “Average Annual Total Return” table. Consider including the inception date in parentheses next to the name of the class.
     Response: The requested change has been made.
7. Comment: In the section entitled “Performance Information”, delete the sentences appearing under the table, “Average Annual Total Returns”, concerning benchmarks and since inception performance since these are not required by Form N-1A.
     Response: We deleted the reference to the benchmarks and since inception performance. We did not delete the footnote regarding hypothetical performance because we believe the same is required by Instruction 3(b) to Item 4.
8. Comment: Conform “Management of the Fund” to prior Comments.
     Response: The requested change has been made.
9. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.

AIM Basic Value Fund
1. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” is “concentrated” as stated defined by the ‘40 Act or some other way. If ‘40 Act, consider changing the wording; if not, consider using another word (e.g., focus).
     Response: The sentence has been revised to read, “The portfolio managers seek to achieve strong long-term performance by constructing a diversified, but typically focused portfolio that offers...”.
2. Comment: Should debt or derivatives risks be included?
     Response: No, risks related to debt or derivatives should not be included as these are not principal investments of the Fund.
3. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been deleted as a principal risk of the Fund.
4. Comment: Delete the reference to an initial public offering’s effect on performance in the first paragraph under “Performance Information”. Alternatively, you may place that information in Item 9 of the Prospectus or in “Management’s Discussion of Fund Performance” in the financial report.
     Response: The requested change has been made.
AIM Asset Allocation Funds — General Comments
1. Comment: Revise the last sentence of footnote 2 to the fee table. The phrase “mutually agree” indicates that the waiver is voluntary. Re-phrase the sentence to state more clearly that the limit is contractual by possibly adding the termination date at the end of the sentence.
     Response: The sentence has been revised as follows: “The Board of Trustees or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver agreement at any time after April 30, 2011.”
2. Comment: In “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, expand on the process of determining how the weightings across the underlying funds.
Response: We have added the bolded language below in the following paragraph:
“The Adviser uses a three-step process to create the Fund’s portfolio including: (1) a strategic asset allocation by the Adviser among broad asset classes; (2) the actual selection by the Adviser of underlying funds to represent the broad asset classes and the determination by the Adviser of target weightings in these underlying funds; in the case where there are multiple funds in a broad asset class, the manager balances the amount of active risk contributed by each Fund in order to determine the allocation; and (3) the ongoing monitoring of a Fund’s asset class allocations, underlying funds and target weightings.”

AIM Conservative Allocation Fund
3. Comment: Will the fund invest in commodities?
     Response: The Fund is a fund-of-fund and invests its assets in other mutual funds advised by Invesco Advisers, Inc. Any investment in commodities occurs at the underlying fund level.
4. Comment: Will the fund engage in active trading?
     Response: The Fund is a fund-of-fund. Any active trading occurs on the underlying fund level. The portfolio turnover rate for this Fund for the most recent fiscal year was 30%.
5. Comment: If have Foreign Risk, should include in strategies.
     Response: Since the Fund invests its assets in other mutual funds advised by Invesco Advisers, Inc., the risks that are provided in the prospectus with few exceptions such as “Fund-of-Fund Risk” are those of the underlying funds. Any investment in foreign securities occurs at the underlying fund level.
6. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: This fund is a fund-of-funds. Since “Market Capitalization Risk” is not a principal risk of the underlying funds it has been deleted as a principal risk of the Fund.
AIM Global Equity Fund
1. Comment: In “Principal Investment Strategies of the Fund”, be more specific about how the portfolio managers use the MSCI World Index as a guide in constructing the Fund’s investments.
     Response: More detail on how the portfolio managers construct the Fund’s portfolio has been included in the prospectus and is restated below:
“The portfolio managers use quantitative, research based models to select potential investment securities. They then use proprietary and nonproprietary models to forecast risks and transaction costs. This information is used to structure the Fund’s portfolio. When building the portfolio, the portfolio managers consider the securities of the MSCI World Index as well as securities that are not included in the MSCI World Index. They then apply a quantitative stock selection model to the securities to create a return/risk forecast prior to constructing the portfolio.”
2. Comment: Include the portfolio managers’ strategy on selling securities in the “Principal Investment Strategies of the Fund”.
     Response: The Fund’s disclosure on selling portfolio securities was previously only stated in “Investment Objectives, Strategies, Risks and Portfolio Holdings” and is now included in both sections.

3. Comment: Add active trading as a principal strategy of the Fund.
     Response: The portfolio turnover for this Fund is below our standard portfolio turnover threshold of 100% for inclusion of an active trading strategy and risk.
4. Comment: Why have Credit Risk if don’t invest in debt? Include a strategy in the appropriate sections, if the Fund invests in debt securities.
     Response: Credit Risk has been deleted from the prospectus as this is not a principal investment strategy of the Fund.
5. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been deleted as a principal risk of the Fund.
6. Comment: On a Fund that includes the word “global” or “international”, state in the sections, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, that the Fund invests at least 40% in non-U.S. securities under normal market conditions.
     Response: The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
7. Comment: Delete second sentence in last paragraph under heading “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies”.
     Response: The requested change has been made.
8. Comment: In “Exchange-Traded Funds Risk”, discuss the possibility of duplication of fees.
     Response: The following sentence has been included in “Exchange-Traded Funds Risk”: “ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.”
AIM Growth Allocation Fund
AIM International Allocation Fund
1. Comment: On a Fund that includes the word “global” or “international”, state in the sections, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, that the Fund invests at least 40% in non-U.S. securities under normal market conditions.
     Response: This Fund in a fund-of-funds and invests in a selection of underlying funds that invest primarily in global or international securities. However, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.

2. Comment: Will the Fund invest in junk bonds?
     Response: The Fund is a fund-of-funds. Any investment in junk bonds occurs at the underlying fund level.
3. Comment: Will the Fund borrow?
     Response: The Fund borrows as permitted by the 1940 Act Laws, Interpretations and Exemptions.
AIM Mid Cap Core Equity Fund
1. Comment: Include the mid-capitalization dollar range in the strategies sections of the Prospectus.
     Response: Mid-capitalization dollar ranges have been included.
2. Comment: Describe which derivatives are principally used by the Fund and include appropriate risk disclosure.
     Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
3. Comment: In “Exchange-Traded Funds Risk”, discuss the possibility of duplication of fees.
     Response: The following sentence has been included in “Exchange-Traded Funds Risk”: “ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.”
4. Comment: “Leverage Risk” is included in the Prospectus; however, a corresponding strategy does not appear in the strategies sections. The two sections should complement each other.
     Response: “Leverage Risk” is not a principal risk of the Fund.
5. Comment: Consider whether “Market Capitalization Risk” should be replaced by “Small- and Mid-Capitalization Risk” in the sections entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings — Risks”.
     Response: “Market Capitalization Risk” has been deleted as a principal risk of the Fund.
6. Comment: Does risk management strategy regarding the Fund’s investments in cash belong to the Fund or an underlying fund?
     Response: This Fund is not a fund-of-fund and, therefore, the risk management strategy is that of the Fund.

AIM Small Cap Growth Fund
1. Comment: Does the Fund invest in junk?
     Response: No, the Fund does not invest in junk bonds.
2. Comment: Include dollar range of small capitalization companies in the strategies sections.
     Response: The requested additions have been made.
3. Comment: Describe which derivatives are principally used by the Fund and include appropriate risk disclosure.
     Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
4. Comment: How do the portfolio managers use the Russell 2000® Growth Index in constructing the Fund’s portfolio? Does the Fund match the index 100%?
     Response: The following paragraph which has been included in the strategies sections of the Prospectus provides more clarification regarding how closely the Fund’s portfolio matches the Russell 2000® Growth Index:
“In selecting investments, the portfolio managers utilize a disciplined portfolio construction process that diversifies the Fund based on the industry group diversification of the Russell 2000® Growth Index and generally maintains a maximum deviation from index industry groups of 350 basis points.”
5. Comment: Include strategy of convertible securities in the sections regarding principal investment strategies of the Fund.
     Response: Convertible securities are not a principal investment strategy of the Fund and, therefore: “Convertible Securities Risk” has been deleted as well.
Balanced-Risk Retirement Funds
1. Comment: Delete footnotes no. 1 and 3 from the fee table.
     Response: The requested changes have been made.
2. Comment: Delete the footnote following the Expense Example regarding the conversion of Class B shares.
     Response: The requested change has been made.
3. Comment: Include more information about strategies of the AIM Balanced-Risk Allocation Fund, one of the underlying funds.
     Response: The strategies section of the AIM Balanced-Risk Allocation Fund has been included in “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings” in the Prospectus of each Balanced-Risk Retirement Fund.

SAI — General Comments
1. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
     “In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).”
2. Comment: In the Fund Policies section, define “concentration” specifically rather than referring to the definition in the 1940 Act.
     Response: A more specific definition of “concentration” has been included.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel